Friday, April 18, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 6010
Washington, D.C. 20549

RE: Brooke Corporation; Form 10-K for the Fiscal Year Ended December 31, 2006; File No. 001-31698

Dear Mr. Rosenberg:

I am writing on behalf of Brooke Corporation (the "Company") in follow-up to a telephone call with members of your staff which occurred on March 7, 2008 (the "Telephone Conference"). The Telephone Conference followed two letters from you, dated September 20, 2007 and November 14, 2007, and letters sent by the Company in response, dated October 3, 2007 and November 29, 2007, respectively. The Telephone Conference and these letters all concern the Annual Report on Form 10-K filed by the Company for its fiscal year ended December 31, 2006 (the "10-K").

Of the comments received from your staff, as reflected in these letters and in the Telephone Conference, only one comment remains unresolved and is addressed below. The Company will be correcting these items in the 2007 10-K and future 10-Q's and not restating the 2006 and prior filings. The Company's response below is preceded by a recitation of the staff's comments from your letter dated November 14, 2007, which is set forth in bold lettering.

Item 8. Financial Statements and Supplementary Data, page 74

Consolidated Statement of Cash Flows, page 79

  We acknowledge your response to our prior comment number two. Please tell us why the amounts are classified as operating activities within the statement of cash flows.

Response: Cash flows from operating activities include transactions and other events that are not defined as investing or financing activities. As noted in paragraph 24 of FAS95 certain cash receipts and payments may have aspects of more than one class of cash flows. We have evaluated the cash receipts and payments recorded from the purchase and sale of inventory which have aspects of more than one class in the cash flow, but we believe the predominant source of cash flow is from operations and have classified in the operating section of our cash flow. We include both the cash generated from the sale of inventory as well as the cash payments made on corresponding seller notes payable in the operating section of the cash flow. The cash flow presents a line for "Business inventory" a line for "Purchase of business inventory provided by sellers" and a line for "Payments on seller notes for business inventory." We have also included information in footnote 14 "Supplemental Cash Flow Disclosure" for the amount of payments on seller notes.

Assets held in business inventory include only the intangible assets associated with the revenue stream. Business inventory does not include liabilities. Assets held in inventory are typically held less than one year. If an agency is held greater than one year the agency is typically removed from inventory and held as company-owned.

We have evaluated the disclosures but do not collapse the income and expenses received from inventoried assets in one line of the financial statements due to immateriality. We include these amounts in the income and expense categories of the financial statements.

We trust that the foregoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (785) 543-3199 (x116) or our General Counsel, Carl Baranowski, at (913) 266-4535.

Sincerely,

/s/ Leland G. Orr

Leland G. Orr

President & CEO

Brooke Corporation

cc: Tabatha Akins, Staff Accountant, Securities and Exchange Commission

Joel Parker, Accounting Branch Chief, Securities and Exchange Commission

P. Mitchell Woolery, Esq., Kutak Rock LLP